Mail Stop 3561

December 15, 2008

Mr. Richard Goudis, CFO
Herbalife, Ltd.
P.O. Box 3069GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

> **Re:** **Herbalife, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Response Letter dated December 10, 2008**
> **File No. 001-32381**

Dear Mr. Goudis:

We have limited our review of your filings to those issues we have addressed in our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management Discussion and Analysis, page 48

Volume Points by Geographic Region, page 48

1. We read your response to prior comment one regarding sales increases by the addition of new sales leaders and the retention of existing sales leaders. However, you have not quantified the increased volumes sold by the addition of new sales leaders. To the extent practicable, quantify the amount of the change that was contributed by each factor. See Section III.D of SEC Release 33-6835. Please expand your discussion on volume points in future filings to provide the clarification included in your response in order to enhance investors'

understanding of your use of volume points and their relationship to sales volume. You state that a change in volume points will generally indicate a roughly corresponding change in total number of sales leaders. However, we note that volume points for Mexico & Central America decreased by 0.8% for the year ended 2007 however, on page 50 the total sales leaders for Mexico & Central America increased by 63%. Please explain. Please supplement your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Blaise Rhodes, at (202) 551-3774 or Nasreen Mohammed, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services